Prospectus Supplement No. 2 (to Prospectus dated November 14, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-281694

BENEFICIENT

203,212,927 Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus of Beneficient, a Nevada corporation (the “Company,” “we,” “us” or “our”), dated November 14, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-281694) (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2024. Accordingly, we have attached the Form 8-K to this prospectus supplement. The information included in the Form 8-K that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock, par value $0.001 per share (the “Class A common stock”), is listed on The Nasdaq Capital Market under the symbol “BENF,” and the warrants, with each warrant exercisable for one share of Class A common stock and one share of Series A preferred stock, par value $0.001 per share, at an exercise price of $11.50 (the “Warrants”), are listed on The Nasdaq Capital Market under the symbol “BENFW”. On November 21, 2024, the last reported sales price of the Class A common stock was $0.88 per share, and the last reported sales price of our Warrants was $0.0085 per Warrant. We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. Certain holders of our Class B common stock, par value $0.001 per share (the “Class B common stock”), have entered into a stockholders agreement concerning the election of directors of the Company, and holders of Class B common stock have the right to elect a majority of the Company’s directors. As a result, the Company is a “controlled company” within the meaning of the Nasdaq Listing Rules and may elect not to comply with certain corporate governance standards.

Investing in our securities involves risk. See the sections entitled “Risk Factors” beginning on page 9 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if any Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 21, 2024

Beneficient

(Exact Name of Registrant as Specified in Charter)

Nevada	001-41715	72-1573705
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

325 North St. Paul Street, Suite 4850

Dallas, Texas 75201

(Address of Principal Executive Offices, and Zip Code)

(214) 445-4700

Registrant’s Telephone Number, Including Area Code

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A common stock, par value $0.001 per share	BENF	Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, par value $0.001 per share, and one share of Series A convertible preferred stock, par value $0.001 per share	BENFW	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on July 16, 2024, Beneficient (the “Company”) received a letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Staff”) indicating that the Company was no longer in compliance with the minimum stockholders’ equity requirement (the “Minimum Stockholders’ Equity Requirement”) for continued listing on The Nasdaq Capital Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain stockholders’ equity of at least $2.5 million or meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. On August 30, 2024, the Company timely submitted a plan to the Staff to regain compliance with the Minimum Stockholders’ Equity Requirement (the “Plan”). There can be no assurance that the Staff will accept the Plan or that the Company will be able to regain compliance with the Minimum Stockholders’ Equity Requirement or maintain compliance with other Nasdaq listing rules.

As also previously disclosed, pursuant to that certain letter agreement, by and among the Company, Beneficient Company Holdings, L.P. (“BCH”), Beneficient Company Group, L.L.C., the sole general partner of BCH (“BCH GP”), and Beneficient Holdings, Inc., the majority holder of the Preferred Series A Subclass 0 Unit Accounts (“Preferred A-0 Accounts”) of BCH (“BHI”), BCH GP and BHI agreed to amend the Ninth Amended and Restated Limited Partnership Agreement of BCH, effective April 18, 2024 (as amended and restated, the “BCH LPA”), on or before September 30, 2024 to provide for (i) the redesignation of fifty percent (50%) of the aggregate capital account balances in the Preferred A-0 Accounts as non-redeemable Preferred A-0 Accounts (such redesignated portion, the “Preferred A-0 Non-Redeemable Accounts”) and (ii) the remaining fifty percent (50%) of the capital account balances in the Preferred A-0 Accounts to remain redeemable (such remaining Preferred A-0 Accounts being the “Preferred A-0 Redeemable Accounts”), with the amendment and redesignation being applicable to all holders of the Preferred A-0 Accounts (the foregoing being referred to as the “Redesignation”). On September 30, 2024, BCH GP, in its capacity as the sole general partner of BCH, entered into and adopted the First Amendment to the BCH LPA (the “BCH LPA Amendment”) in order to, among other things, effect the Redesignation.

On November 21, 2024, holders of approximately $35 million of the Preferred A-0 Redeemable Accounts converted their Preferred A-0 Redeemable Accounts into Preferred A-0 Non-Redeemable Accounts (the “November Redesignation”). After giving pro forma effect to (i) the November Redesignation and (ii) the Company’s sale of 3,274,000 shares of its Class A common stock, par value $0.001 per share (the “Class A common stock”), to YA II PN, Ltd. (“Yorkville”) on November 15, 2024, for aggregate consideration of approximately $5.1 million, pursuant to that certain Standby Equity Purchase Agreement, dated June 27, 2023, by and between the Company and Yorkville, the Company’s pro forma stockholders’ equity would have been $26.9 million as of September 30, 2024. Although subject to Nasdaq’s final determination, as a result, as of the date of this Current Report on Form 8-K, the Company believes it now has stockholders’ equity of at least $2.5 million, meeting the Minimum Stockholders’ Equity Requirement.

The Company’s independent auditor has not reviewed or audited the pro forma estimated stockholders’ equity figure provided in this Item 3.01. The Company’s actual future results may differ materially from the figure provided herein.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 21, 2024, the board of directors (the “Board”) of the Company appointed Karen Wendel to serve as a director of the Company, effective November 21, 2024.

Since March 2016, Ms. Wendel has served as Founder and Chief Executive Officer of Trust Chains, a cybersecurity consulting firm. Ms. Wendel also served as the Chief Executive Officer and board member of IdenTrust, a global identity solutions company, from May 2003 to February 2016. Prior to IdenTrust, Ms. Wendel was Chief Executive Officer and a board member for eFinance Coporation from 2001 to 2003. Ms. Wendel is also a former partner at the Capital Markets Company (CAPCO), a Belgium-based consulting firm. Ms. Wendel is the former head of the U.S. Financial Services Practice at Gemini Consulting. Ms. Wendel has expertise in Cyber Security, Identity Solutions, Security Regulations, ISO Global Standards, e-Commerce, e-Healthcare, PKI Digital Certificates and Blockchain. Ms. Wendel is an author on financial management, payments and supply chain integration; an advisor to U.S. government agencies and the European Union on emerging technologies for payments and transaction processing; and a keynote speaker at major international banking conferences. Ms. Wendel earned degrees in International Relations and Economics from Brigham Young University.

As compensation for her service on the Board, Ms. Wendel was granted, pursuant to the Beneficient 2023 Equity Incentive Plan, (i) a non-qualified stock option to purchase 100,000 shares of Class A common stock with an exercise price equal to $0.82 per share of Class A common stock, which vests and becomes exercisable in eight equal installments on the last day of each calendar quarter over a two-year period from the date of grant, provided that Ms. Wendel is providing services to the Company through each applicable vesting date and (ii) 207,317 restricted stock units, which vest in four equal installments on the last day of each calendar quarter over a one-year period from the date of grant, provided that Ms. Wendel is providing services to the Company through each applicable vesting date.

Ms. Wendel was appointed to the Audit, Enterprise Risk and Products and Related Party Transactions committees of the Board. There are no arrangements or understandings between Mr. Donegan and any other persons pursuant to which Ms. Wendel was named a director of the Company. There are no family relationships between Ms. Wendel and any of the Company’s directors or executive officers, and Ms. Wendel does not have any direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 404(a) of Regulation S-K.

Item 7.01.	Regulation FD Disclosure.

On November 22, 2024, the Company issued a press release announcing Ms. Wendel’s appointment to the Board. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Also on November 22, 2024, the Company issued a press release announcing the November Redesignation. A copy of such press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information in this Item 7.01 of Form 8-K, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our views with respect to future events as of the date of this document and are based on our management’s current expectations, estimates, forecasts, projections, assumptions, beliefs and information. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, and could cause future events or results to be materially different from those stated or implied in this document. It is not possible to predict or identify all such risks. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: our ability to cure any deficiencies in compliance with the Minimum Stockholders’ Equity Requirement or maintain compliance with other Nasdaq listing rules; our eligibility for additional compliance periods, if necessary, in which to seek to regain compliance with the Minimum Stockholders’ Equity Requirement; our ability to ultimately obtain relief or extended periods to regain compliance from Nasdaq, if necessary, or to meet applicable Nasdaq requirements for any such relief or extension; and risks related to the substantial costs and diversion of management’s attention and resources due to these matters, and the risk factors that are described under the section titled “Risk Factors” in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (the “SEC”). These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document and in our SEC filings. We expressly disclaim any obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release issued by Beneficient on November 22, 2024.

99.2	Press Release issued by Beneficient on November 22, 2024.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENEFICIENT

By:	/s/ Gregory W. Ezell
Name:	Gregory W. Ezell
Title:	Chief Financial Officer
Dated:	November 22, 2024